UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | GRANT OF CONDITIONAL SHARE AWARDS TO DIRECTORS AND PRESCRIBED OFFICERS OF SASOL, AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL Sasol
Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

GRANT OF CONDITIONAL SHARE AWARDS TO DIRECTORS AND PRESCRIBED OFFICERS OF SASOL, AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL

In order for Sasol to remain competitive in the market and to keep senior management and eligible specialists retained, focused, engaged and motivated, Conditional Share Awards are made annually and forms an important component of the reward mix offered in terms of the remuneration policy. Shareholder approval of the Sasol Long-Term Incentive Plan ("the Plan" and/or "LTI", as appropriate) was obtained at the 2016 Annual General Meeting.

The Conditional Share Awards have a split vesting period of 50% after three years with the balance after five years and will only vest to the extent that the Corporate Performance Targets (detailed below), as approved by the Remuneration Committee, have been achieved after the performance period of three years. The full award is subject to the achievement of these targets.

The standard timing for the annual Conditional Share Awards is to be made to eligible participants at the beginning of the new financial year. However, due to the extended closed period at the end of the 2019 financial year, the Board agreed to postpone these awards to later in the 2020 financial year. No compensation is offered to members of the GEC in respect of the delayed award date and the standard vesting periods of three and five years respectively, will apply. To align with this timing, the on-appointment Conditional Share Awards made to F R Grobler and B V Griffith on their appointment as President and Chief Executive Officer and Executive Vice President: Chemicals Business respectively, as well as the recent appointment of H C Brand, Executive Vice President: Sustainability and Technology, all subject to the same performance and vesting conditions as the annual LTI awards, have now been made.

In compliance with paragraphs 3.63 to 3.66 of the JSE Listings Requirements, Sasol hereby announces that directors of Sasol, prescribed officers and directors of major subsidiaries of Sasol, have been granted Conditional Share Awards in terms of the Plan.

The Board, or the Sasol Remuneration Committee, as appropriate, approved the Conditional Share Awards made on 4 March 2020. In terms of the rules of the Plan, the participants have to decline such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.

The rules of the LTI Plan are available on the Sasol website www.sasol.com.

Award date:	4 March 2020
Deemed acceptance date:	14 March 2020
Vesting periods:	50% after 3 years and the balance after 5 years to the extent that the corporate performance targets have been achieved
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual supplementary LTI Award (off-market)
Price per share*	R192,83
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Total value of the transaction** (ZAR)
Victor, P	Director	Sasol Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	63 497	12 244 126,51
Kahla, V D	Director	Sasol Limited Sasol South Africa Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	43 628	8 412 787,24
Mokoena, C K	Director Prescribed Officer	Sasol South Africa Limited Sasol Oil (Pty) Ltd Sasol Limited	32 424	6 252 319,92
Klingenberg, B E	Director Prescribed Officer	Sasol Oil (Pty) Ltd Sasol Limited	46 010	8 872 108,30
Radebe, M	Director Prescribed Officer	Sasol Oil (Pty) Ltd Sasol Limited	31 953	6 161 496,99
Brand, H C	Prescribed Officer	Sasol Limited	28 025	5 404 060,75

Award date:	4 March 2020
Deemed acceptance date:	14 March 2020
Vesting periods:	50% after 3 years and the balance after 5 years to the extent that the corporate performance targets have been achieved
Class of securities:	Sasol ordinary shares
Nature of transaction:	On-appointment LTI Award (off-market)
Price per share*	R192,83
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Total value of the transaction** (ZAR)
Grobler, F R	Director	Sasol Limited	99 569	19 199 890,27
Brand, H C	Prescribed Officer	Sasol Limited	22 644	4 366 442,52

Award date:	4 March 2020
Deemed acceptance date:	14 March 2020
Vesting periods:	50% after 3 years and the balance after 5 years
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual supplementary LTI Award (off-market)
Price per share*	US$12,07
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Total value of the transaction** (US$)
Harris, J R	Prescribed Officer	Sasol Limited	44 302	534 725,14

Award date:	4 March 2020
Deemed acceptance date:	14 March 2020
Vesting periods:	50% after 3 years and the balance after 5 years
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	On-appointment LTI Award (off-market)
Price per share*	US$12,07
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Total value of the transaction** (US$)
Griffith, B V	Prescribed Officer	Sasol Limited	24 230	292 456,10

The necessary clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.

*Strike price per share is nil. The Price per share indicated is the closing price of the Sasol ordinary share / ADR on 3 March 2020, the day before the grant was made (R192,83 in the case of Sasol ordinary shares and US$12,07 in the case of ADRs) which was used to calculate the number of shares / ADRs.
**The total transaction value is the Price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

FY20 Corporate Performance Targets

The Board annually considers the Corporate Performance Targets to ensure they reflect a balanced outcome for both the participants and shareholders and serve as motivation for the participants to focus on objectives that enable the achievement of the longer-term strategic priorities. The participants listed above have 100% of their share awards subject to the achievement of these Corporate Performance Targets (CPTs), which the Board believes is a significant incentive to encourage performance. The following table sets out the targets:

MEASURE	WEIGHTING	THRESHOLD	TARGET	STRETCH
Increase in total tons produced/headcount	30%	1% compound improvement on baseline	2% compound improvement on baseline	3% compound improvement on baseline
Return on Invested Capital (ROIC)	20%	Rest of Sasol: ROIC (excl. AUC) at WACC of 13,5% per annum	Rest of Sasol: ROIC (excl. AUC) at WACC +1% = 14,5% per annum	Rest of Sasol: ROIC (excl. AUC) at WACC +2% = 15,5% per annum
	10%	US: ROIC (excl. AUC) at WACC of 8,0% per annum	US: ROIC (excl. AUC) at US WACC + 0,5% = 8,5% per annum	US: ROIC (excl. AUC) at US WACC + 1,0% = 9,0% per annum
TSR – MSCI World Energy Index*	20%	Below the 50th percentile of the Index*	60th percentile of the Index	75th percentile of the Index
TSR – MSCI Chemicals Index*	20%	Below the 50th percentile of the Index*	60th percentile of the Index	75th percentile of the Index

*Threshold = 50% vesting at median performance

5 March 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 5 March 2020

By: /s/ M M L Mokoka

Name: M M L Mokoka

Title: Company Secretary